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                             May 30, 2023

       Tony Saldana
       General Counsel
       Digital Media Solutions, Inc.
       4800 140th Avenue N., Suite 101
       Clearwater, FL

                                                        Re: Digital Media
Solutions, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 1, 2023
                                                            File No. 333-271563

       Dear Tony Saldana:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3

       Private Placement of Convertible Preferred Stock and Warrants, page 1

   1. We note your disclosure that you conducted a Private Placement on March 29, 2023 pursuant to which you
issued 80,000 shares of Series A Preferred Stock, 60,000 shares of
                                                        Series B Preferred
Stock and warrants to purchase 14,444,444 shares of Class A Common
                                                        Stock, and that this
registration statement is intended to cover the resale of the Class A
                                                        Common Stock underlying
the securities issued in the Private Placement. However, we
                                                        also note that your
Preliminary Information Statement filed on May 2, 2023 and
                                                        Definitive Information
Statement filed on May 17, 2023 indicate that holders of a majority of your outstanding
voting shares authorized by written consent the issuance of 80,000 shares of Series A
Preferred Stock, 60,000 shares of Series B Preferred Stock and warrants to purchase
14,444,444 shares of Class A Common Stock as of April 28, 2023, and that this issuance
will become effective twenty days after the Information Statement is
 Tony Saldana
Digital Media Solutions, Inc.
May 30, 2023
Page 2
       mailed to your shareholders. Please reconcile these disclosures, or tell us why there appears to be a discrepancy regarding the dates on which the issuance of the securities in the Private Placement was authorized and occurred. Clarify whether the Private
       Placement was completed, and whether the purchasers in the Private Placement were irrevocably bound, prior to the filing of this registration statement. Refer to
       Question 134.01 of the Securities Act Compliance and Disclosure Interpretations located on our website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Rucha Pandit at (202) 551-6022 or Lilyanna Peyser at
(202) 511-
3222 with any questions.



                                                            Sincerely,
FirstName LastNameTony Saldana
                                                            Division of
Corporation Finance
Comapany NameDigital Media Solutions, Inc.
                                                            Office of Trade &
Services
May 30, 2023 Page 2
cc:       Jeremy Moore
FirstName LastName